

TRANSMISSÃO PAULISTA

03 MAY 19 AM 7:21

Data São Paulo, May 8, 2003 *Ref.CT/F/01463/2003*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No.: 20441Q107 (Common)
SEC F-6 File No. : 333-10808
No. CUSIP No.: 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**


03050601

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Gentleman/Madam:

We are enclosing, attached herewith, a copy of the Minutes of the Ordinary an Extraordinary General Shareholders' Meeting of CTEEP - Companhia d Transmissão de Energia Elétrica Paulista's held on April 25, 2003, for your archive We submit this information to you in order to maintain the exemption, pursuant t rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

dlw 5/20

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


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PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
C.N.P.J. 02.998.611/0001-04
NIRE 35300170571

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

DATE, TIME AND PLACE: On April 25, 2003, at 9:00 a.m., at Rua Bela Cintra, 847, 9th floor, in this City. **NOTICE**: Call Notice published on April 8, 9 and 10, in the newspapers "Diário Oficial do Estado" and "Folha de São Paulo". **MEMBERS PRESENT:** Shareholders representing more than two-thirds of the capital stock with voting right, according to signatures stated in the Attendance Book of the Shareholders, Board of Directors, Executive Committee, Audit Committee, Trevisan Auditores Independentes. **PRESIDING OFFICERS:** Chairman: Ruy Martins Altenfelder Silva. Secretary: Ligia Ourives da Cruz Ferreira. **AGENDA:** a) accounts of the administrators and financial statements related to the fiscal year of 2002; b) imputation of R$ 136,353,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9133735 per lot of a thousand shares, already paid and whose credit was previously approved by the Board of Directors, to the value of the dividends regarding the fiscal year of 2002, as provided for in paragraph 3 of article 31, of the Bylaws; c) destination of R$ 12,782,077.16 to the shareholders, as additional dividends, equivalent to R$ 0.0856219 per lot of a thousand shares, regarding the fiscal year of 2002, to be paid within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting; d) election of the members of the Audit Committee, regular and alternate; e) establishment of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee; f) ratification of the election of the members of the Board of Directors; g) other matters of corporate interest. **CLARIFICATIONS:** a) The matters were duly appreciated by the State Capital Defense Council - CODEC, through Opinion No. 038/2003, of 04/22/2003, that instructs the vote of the representative of the shareholder São Paulo State Treasury; b) The Minutes were drawn up in a summarized way, according to paragraph 1 of Article 130 of Law No. 6404/76. **DELIBERATIONS: a) accounts of the administrators and financial statements related to the fiscal year of 2002**. The matter counted on the Opinion of Trevisan Auditores Independentes and on the favorable Opinions of the Board of Directors and Audit Committee of the Company. The matter was put to voting, and resulted unanimously **approved. b) imputation of R$ 136,353,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9133735 per lot of a thousand shares, already paid and whose credit was previously approved by the Board of**


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Directors, to the value of the dividends regarding the fiscal year of 2002, as provided for in paragraph 3 of article 31, of the Bylaws. The matter counted on the favorable Opinions of the Board of Directors and Audit Committee of the Company. The matter was put to voting, resulting unanimously **approved**. **c) destination of R$ 12,782,077.16 to the shareholders, as additional dividends, equivalent to R$ 0.0856219 per lot of a thousand shares, regarding the fiscal year of 2002, to be paid within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting.** The matter counted on the favorable Opinions of the Board of Directors and Audit Committee of the Company. The matter was put to voting, resulting unanimously **approved**. **d) election of the members of the Audit Committee, regular and alternate.** The representative of the shareholder São Paulo State Treasury appointed as regular members Mrs. Ana Maria Linhares Richtman, Mr. Carlos Alberto Pontelli and Mr. Raimundo Francisco Alencar de Melo and as alternate members Mr. Atílio Gerson Bertoldi, Mr. José Antonio Xavier and Mr. José Eduardo Pessini. In compliance with the provisions of article 161, paragraph 4, subsection "a", of Law No. 6404/76, the representative of the shareholder Centrais Elétricas Brasileiras S.A. – ELETROBRÁS appointed Mr. João Paulo Pombeiro Gomes as regular member and Mr. Antonio Carlos Gerude Rodrigues as alternate member and the representative of the Shareholder FEDERAL GOVERNMENT appointed Mr. Rômulo Rodrigues as regular member and Mr. Valter Reikiti Toguchi as alternate member. The Audit Committee is made up as follows: ***Regular Members***: **Ana Maria Linhares Richtman**, Brazilian, married, lawyer, Identity Card (RG) No. 604,080 (BA), Taxpayer Card (CPF) No. 084,011,605-53, resident and domiciled in this City, at Rua Ministro Ferreira Alves, 33, apt. 41-A; **Carlos Alberto Pontelli,** Brazilian, single, bachelor of accounting, Identity Card (RG) No. 13,949,658, Taxpayer Card (CPF) No. 114,177,168-35, resident and domiciled in this City, at Rua Alves Guimarães, 689, apt. 13; **Raimundo Francisco Alencar de Melo,** Brazilian, judicially separate, lawyer, Identity Card (RG) No. 6,321,166, Taxpayer Card (CPF) No. 878,556,668-34, resident and domiciled in this City, at Rua Bandeirantes, 146, apt. 13; **João Paulo Pombeiro Gomes**, Brazilian, married, business administrator, Identity Card (RG) No. 2,930,689 (RJ), Taxpayer Card (CPF) No. 332,872,447-87, resident and domiciled at Av. Oswaldo Cruz, 81, apt. 902, Rio de Janeiro/RJ; and **Rômulo Rodrigues,** Brazilian, married, economist, Identity Card (RG) No. 180,996-81 (CE), Taxpayer Card (CPF) No. 220,397,831-72, resident and domiciled at Condomínio LAGO Sul, conj. 6 – casa 9, Brasilia/DF. ***Alternate Members***: **Atílio Gerson Bertoldi,** Brazilian, married, economist, Identity Card (RG) No. 3,102,088-4, Taxpayer Card (CPF) No. 030,880,228-49, resident and domiciled at Alameda Rússia, 258, Barueri/SP; **José Antonio Xavier,** Brazilian, married, economist,



Identity Card (RG) No. 8,503,413, Taxpayer Card (CPF) No. 036,215,928-90, resident and domiciled in this City, at Rua Edgar de Souza, 102; **José Eduardo Pessini,** Brazilian, divorced, business administrator, Identity Card (RG) No. 5,674,426-2, Taxpayer Card (CPF) No. 815,293,338-49, resident and domiciled in this City, at Rua Baronesa de Itú, 821, apt. 81; **Antonio Carlos Gerude Rodrigues,** Brazilian, married, economist, Identity Card (RG) No. 2,477,460 (RJ), Taxpayer Card (CPF) No. 242,891,327-15, resident and domiciled at Rua Viúva Lacerda, 128, apt. 602, Rio de Janeiro/RJ; and **Valter Reikiti Toguchi,** Brazilian, single, economist, Identity Card (RG) No. 1,258,368 (GO), Taxpayer Card (CPF) No. 290,313,461-87, resident and domiciled at SGAN No. 914, Conjunto H, Bloco B, sala 35, Brasilia/DF. The inauguration in the offices of Audit Committee members shall follow the requirements, impediments and procedures foreseen in the Corporate Law and its amendments, including the submittal of a statement of properties. As regards their terms of office, they will perform their duties until the next Ordinary General Shareholders' Meeting. If it is impossible for the regular member to attend the meeting, an alternate member shall be called to participate in the meetings. **e) establishment of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee.** The matter was put to voting, being registered the vote abstention of the representative of the shareholder FEDERAL GOVERNMENT, as well as it was acknowledged by the presiding officers the Dissenting Vote of the shareholder Amadeu Zamboni Neto, for considering inadequate the amount proposed, resulting **approved** by the majority of votes the establishment of the monthly remuneration to the members of the Executive Committee, Board of Directors and Audit Committee of the Company in compliance with the amounts and criteria established by CODEC, as well as the payment of a gratification "pro rata temporis", in December, as provided for in article 4 of CODEC Deliberation No. 01/91, to the members of the Executive Committee, Board of Directors and Audit Committee of the Company. The members of the Board of Directors will be entitled to a remuneration corresponding to 0.1 (one-tenth) of the amount stipulated to the President and Chief Executive Officer of the Company, up to the limit of 2 (two) remunerated sessions per month, in compliance with article 7 of CODEC Deliberation No. 01/91. The members of the Audit Committee will receive a monthly remuneration of 0.1 (one-tenth) of the monthly average of the remuneration paid to the Directors, limited to a one remunerated session per month, since the attendance is proven, in accordance with the amounts established by CODEC. As regards the remuneration of the Executive Committee, the guidelines of the State Capital Defense Council - CODEC, specially articles 2 through 6 of CODEC Deliberation No. 01/91 and CODEC Opinion No. 003, of 02/05/1999, that established the remuneration of the Directors, shall be followed. It should also be enhanced that in the case of offices


TRANSMISSÃO
PAULISTA

accumulation, the Director shall receive only one remuneration. **f) ratification of the election of the members of the Board of Directors.** The elections made "ad referendum" of the General Shareholders' Meeting, "ex-vi" of the Bylaws of the Company of the following members of the Board of Directors were ratified: **Cláudia Maria Costin,** Brazilian, married, business administrator, Identity Card (RG) No. 1,456,849, Taxpayer Card (CPF) No. 006,288,028-46, resident and domiciled in this City, at Rua Angelina Meffei Vita, 344 – apt. 81, substituting Mr. Gustavo de Sá e Silva; **Eduardo Refinetti Guardia,** Brazilian, married, economist, Identity Card (RG) No. 11,329,884, Taxpayer Card (CPF) No. 088,666,638-40, resident and domiciled in this City, at Rua Carlos Norberto Souza Aranha, 531; and **Alexandre Magalhães da Silveira,** Brazilian, judicially separate, metallurgical industrial engineer, Identity Card (RG) No. 560,799 (PE), Taxpayer Card (CPF) No. 024,715,747-34, resident and domiciled at Av. Rui Barbosa, 60, apt. 1801, Rio de Janeiro/RJ, substituting Mr. Nereu Ramos Neto. The councilmembers elected shall perform their duties for the remaining Term of Office and the inauguration in the offices shall follow the requirements, impediments and procedures foreseen in Corporate Law and its amendments including the submittal of a statement of properties. **g) other matters of corporate interest.** No matter was dealt with in this item. **CLOSING AND SIGNATURE OF THE MINUTES:** As the floor was no longer requested, the Chairman closed the Ordinary and Extraordinary General Shareholders' Meetings, requesting these minutes to be drawn up, that after read and approved were signed by the presiding officers and shareholders present who constitute the majority necessary for the deliberations passed. Ruy Martins Altenfelder Silva, Chairman; Ligia Ourives da Cruz Ferreira, Secretary; Cláudia Polto da Cunha, for São Paulo State Treasury; Marden Mattos Braga, for the Federal Government; Flávia Ewbank Ribeiro Gomes, for Centrais Elétricas Brasileiras S.A - ELETROBRÁS; Paulo Roberto Penachio, for Banco Nossa Caixa S.A; José Francisco Grecco, for Departamento de Águas e Energia Elétrica - DAEE; Eduardo Yashimara Kenshima, for Companhia do Metropolitano de São Paulo – METRÔ; and Amadeu Zamboni Neto. Audit Committee members: Raimundo Francisco Alencar de Melo and Rômulo Rodrigues.

Ruy Martins Altenfelder Silva Chairman	Ligia Ourives da Cruz Ferreira Secretary



TRANSMISSÃO
PAULISTA

03 MAY 19 AM 7:21

Data *São Paulo, May 13, 2003* *Ref.CT/F/01533/2003*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of Relevant Fact, regarding the payment of interest on own capital, published on this date, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistan to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107



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PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

Additional Dividends

The Ordinary and Extraordinary General Shareholders' Meetings, held on 04/25/2003, deliberated on the destination of additional dividends regarding the Fiscal Year of 2002, in the amount of R$ 12,782,077.16 equivalent to R$ 0.0856219 per lot of a thousand shares, to be credited on 06/24/2003, exempt from taxation:

Interest on Own Capital

The Board of Directors, in a meeting held on 05/12/2003, deliberated on the destination of interest on own capital in the amount of R$ 68,400.00, corresponding to R$ 0.4581839 per lot a thousand shares, as provided for in § 3, of article 31, of the Bylaws of the Company and in § 7, of article 9, of Law No. 9249/95, observing that:

1. the book credit shall be made on 05/31/2003, and the income tax collection shall be made according to the legislation in effect, except for the legal entities exempted, through the remittance of a certified copy of the Delivery Receipt of The Income Tax Exemption Statement - Legal Entity, or the option for the special system of taxation (MP (Provisional Remedy) 2222/01), until 05/22/2003 to CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6º andar, CEP 01415-903;
2. the Shareholders stated in the share position ascertained on 05/22/2003 shall be entitled to the interest on own capital, being the shares negotiated as from 05/23/2003 in the Stock Exchanges considered "ex-interest on own capital";
3. the date for the financial availability of the respective amounts of interest to the shareholders shall be 08/27/2003; and
4. the value regarding the payment of the interest above may be deducted from the amount of dividends to be paid, as granted by the legislation and Bylaws of the Company.

Credit of Additional Dividends and Interest on Own Capital

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated (does not have the number of CPF/CNPJ, or banking credit option) will have their revenue credited within 3 (three) working days after their register updating. In this case, the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços de Ações e Debêntures* (Shares and Debentures Services Superintendence), at Rua Boa Vista, 176, 4º andar - Corpo 5 - CEP 01014-000 - São Paulo - SP. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) - Rua XV de Novembro, 318 - térreo, fone: (0XX11) 3247.5731/5308/4769;
Rio de Janeiro (RJ) - Rua 7 de Setembro, 99 - subsolo, fone: (0XX21) 2202-2592 /3;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, fone: (0XX31) 3249-3524/34;
Brasília (DF) - SC Sul Quadra 3 - Ed. Dona Ângela - térreo, fone: (0XX61) 225-3312;
Curitiba (PR) - Rua João Negrão, 65, fone: (0XX41) 320-4128/9;
Porto Alegre (RS) - Rua 7 de Setembro, 746 - sobreloja, fone: (0XX51) 3210-9150/1;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, fone: (0XX71) 319-8067/10.

São Paulo, May 12, 2003

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director